File No. 070-9745

     (As filed with the Securities and Exchange Commission on May 11, 2001)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 4 TO
                                    FORM U-1
                                   APPLICATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                        PINNACLE WEST CAPITAL CORPORATION
                      400 EAST VAN BUREN STREET, SUITE 700
                             PHOENIX, ARIZONA 85004

                   (NAME OF COMPANY FILING THIS STATEMENT AND
                    ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

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                                      NONE

                 (NAME OF TOP REGISTERED HOLDING COMPANY PARENT)

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HERBERT I. ZINN                              MARY ANN K. HUNTINGTON
PINNACLE WEST CAPITAL CORPORATION            MORGAN, LEWIS & BOCKIUS LLP
400 NORTH FIFTH STREET                       1800 M STREET, N.W.
MAIL STATION 8695                            WASHINGTON, D.C.  20036
PHOENIX, ARIZONA  85004

                    (NAME AND ADDRESS OF AGENTS FOR SERVICE)

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THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL NOTICES, ORDERS, AND
COMMUNICATIONS IN CONNECTION WITH THIS APPLICATION TO:

HERBERT I. ZINN                              MARY ANN K. HUNTINGTON
PINNACLE WEST CAPITAL CORPORATION            MORGAN, LEWIS & BOCKIUS LLP
400 NORTH FIFTH STREET                       1800 M STREET, N.W.
MAIL STATION 8695                            WASHINGTON, D.C.  20036
PHOENIX, ARIZONA  85004

                         CERTIFICATE PURSUANT TO RULE 24

Pinnacle West Capital Corporation (PNW) hereby files this Certificate of Notification (the Certificate) in connection with the transactions proposed in the Form U-1 Application dated September 12, 2000, as amended by filings made on December 8, 2000, January 17, 2001 and April 27, 2001, filed by PNW in File No. 70-9745. These transactions were authorized by order of the Securities and Exchange Commission (the Commission) dated April 27, 2001 (Order). PNW hereby certifies the matters set forth below pursuant to 17 C.F.R. S.S. 250.24 of the Commission's regulations under the Public Utility Holding Company Act of 1935:

1. On May 2, 2001, Pinnacle West Energy Corporation (PWE), a wholly-owned subsidiary of PNW, filed with the Federal Energy Regulatory Commission
     (FERC) a Notice of Withdrawal of its Application for Determination of Exempt Wholesale Generator (EWG) Status.

2. The Development Activities, as that term is defined in the Application, were carried out in accordance with the terms and conditions of and for the purposes represented by the Application of PNW to the Commission dated September 12, 2000, as amended, and by the Order of the Commission, dated April 27, 2001 (Release No. 35-27386).

3. Pursuant to paragraph F.(2) of the instructions as to exhibits for Form U-1, filed herewith as Exhibit F-2 to the Application are the "past tense" opinions of counsel.

Dated May 11, 2001.


          PINNACLE WEST CAPITAL CORPORATION


          BY:
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